UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             Global Telecom & Technology, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    378979108
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                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC,   P.O. Box 3459, 240 E Deloney Ave., Jackson, WY
                              83001 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 12, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No. 378979108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ].................................................................
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      (b)  .................................................................
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   3. SEC Use Only..........................................................
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   4. Source of Funds (See Instructions) OO.................................
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
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   6. Citizenship or Place of Organization     USA..........................
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Number of   7.    Sole Voting Power    1,274,400 ..............................
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Shares
Beneficially
Owned by
Each
Reporting
Person
With:
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            8.    Shared Voting Power         0.............................
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            9.    Sole Dispositive Power       1,274,400.....................
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            10.  Shared Dispositive Power      0..........................
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,274,400
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   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    8.9%
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   14............................Type of Reporting Person (See Instructions)
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Item 1  Security and Issuer

        This statement relates to Common Stock ("Common Stock"), issued by Global Telecom & Technology, Inc. (the "Company"). The address of the principal executive offices of the Company is 8484 Westpark Drive, Suite 720, McLean, VA 22102.

Item 2  Identity and Background

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), investment adviser to Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), and Kauai Partners, L.P. ("Kauai" and, collectively, with Cuttyhunk, Anegada, TEC, Tonga, and Tristan the "Funds").

        The principal office and business address of Mr. Cannell is P.O. Box 3459, 240 E Deloney Ave., Jackson, WY 83001.

        The principal business of each Fund is to invest in securities.

        Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Cannell been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person hereby undertakes any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.

Item 3  Source and amount of Funds or other Consideration

        Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule. The Funds used an aggregate of $127,440 to purchase the securities described in this Schedule 13D.

Item 4  Purpose of Transaction

        The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Company. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors. Mr. Cannell reserves the right to take such action as he may determine from time to time to seek to maximize the value of the Common Stock. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Except as described herein, Mr. Cannell has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.


Item 5  Interest in Securities of the Issuer

        (a) Based on information provided by the Company, there were 13,030,100 shares of Common Stock outstanding as of October 12, 2006. As of that date, Cuttyhunk owns 0 warrants, or 0% of the shares outstanding, Anegada owns 489,900 warrants, or 3.4% of the shares outstanding, TEC owns 0 warrants, or 0% of the shares outstanding, Tonga owns 784,500 Warrants, or 5.5% of the shares outstanding, Tristan owns 0 Warrants, or 0% of the shares outstanding, and Kauai owns 0 Warrants, or 0% of the shares outstanding. Mr. Cannell has the sole power to vote and to direct the disposition of all warrants owned by each of the Funds. Accordingly, Mr. Cannell is deemed to beneficially own a total of 1,274,400 shares of the Company's common stock, or 8.9% of the outstanding shares deemed outstanding as of October 12, 2006.

        (b) Mr. Cannell has the sole power to vote and to direct the disposition of all shares of the Company's common stock owned by each of the Funds.

        (c) During the sixty days prior to October 12, 2006, the only transactions in shares of the Company's common stock, or securities convertible into,exercisable for or exchangeable for such shares, by the Reporting Person or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, were the purchase of Company warrants as detailed in the following table.

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Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                   (Sold)
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ANEGADA        10/12/2006          305,500       0.10      Open Market
ANEGADA        10/12/2006          184,400       0.10      Open Market
TONGA          10/12/2006          295,000       0.10      Open Market
TONGA          10/12/2006          489,500       0.10      Open Market

        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Cannell and any other individual or entity.

Item 7  Material to Be Filed as Exhibits

        Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2006
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
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                          J. Carlo Cannell